PS Bottle Shop, LLC

Profit and Loss

January - December 2022

	JAN 2022	FEB 2022	MAR 2022	APR 2022	MAY 2022	JUN 2022	JUL 2022	AUG 2022	SEP 2022	OCT 2022	NOV 2022	DEC 2022	TOTAL
Income													
Consignment	198.00	298.00	417.00	324.00	260.00	97.00	91.00	195.00	190.00	136.00	1,113.00	1,364.00	$4,683.00
Sales of Product Income	42.00	211.00	273.35	218.00	216.35	402.00	213.00	113.00	124.00	213.80	606.00	330.80	$2,963.30
Alcoholic Beverages	11,249.90	11,049.00	11,099.00	11,724.00	12,120.00	6,107.00	7,090.00	6,758.00	7,951.00	8,727.00	15,244.00	17,400.00	$126,518.90
Clothing		396.00	636.00	336.00	48.00	48.00	100.00		104.00	144.00	616.00	280.00	$2,708.00
Delivery				6.56			7.01	10.92		8.48			$32.97
Discounts given	-467.40	-438.79	-837.98	-463.75	-897.23	-261.81	-299.90	-611.31	-409.99	-416.08	-1,733.37	-1,082.14	$ -7,919.75
Food Items	3,548.00	3,816.50	3,892.50	4,155.00	3,584.00	1,989.00	1,681.00	2,235.00	1,637.00	2,197.00	3,050.50	6,545.00	$38,330.50
Misc Product Sales	2,466.00	2,994.00	3,417.00	3,860.69	2,898.14	2,579.78	2,150.22	1,648.50	2,005.00	2,322.76	3,276.84	6,252.26	$35,871.19
N/A Beverages	2,408.50	2,275.00	3,039.50	2,336.50	2,517.00	1,448.50	1,498.50	1,151.00	1,717.50	2,074.00	2,387.50	4,762.00	$27,615.50
Services Charges				3.00				3.00	6.00		3.00		$15.00
Total Sales of Product Income	**19,247.00**	**20,302.71**	**21,519.37**	**22,176.00**	**20,486.26**	**12,312.47**	**12,442.83**	**11,311.11**	**13,128.51**	**15,273.96**	**23,447.47**	**34,487.92**	**$226,135.61**
Shipping Income			18.00										$18.00
Wine Club Income				107.32	246.08	176.70	419.98	419.98	393.96	393.96	315.88	238.50	$2,712.36
Total Income	**$19,445.00**	**$20,600.71**	**$21,954.37**	**$22,607.32**	**$20,992.34**	**$12,586.17**	**$12,953.81**	**$11,926.09**	**$13,712.47**	**$15,803.92**	**$24,876.35**	**$36,090.42**	**$233,548.97**
Cost of Goods Sold													
Consignment Commission	113.75		81.25	149.50	42.25	76.05		104.00	55.25	81.25	65.00	52.64	$820.94
Cost of goods sold													$0.00
Supplies & materials - COGS	10,441.02	10,276.45	10,815.40	6,575.50	9,406.20	5,534.11	5,783.19	5,721.62	6,429.84	7,272.29	11,765.75	16,157.24	$106,178.61
Total Cost of goods sold	**10,441.02**	**10,276.45**	**10,815.40**	**6,575.50**	**9,406.20**	**5,534.11**	**5,783.19**	**5,721.62**	**6,429.84**	**7,272.29**	**11,765.75**	**16,157.24**	**$106,178.61**
Total Cost of Goods Sold	**$10,554.77**	**$10,276.45**	**$10,896.65**	**$6,725.00**	**$9,448.45**	**$5,610.16**	**$5,783.19**	**$5,825.62**	**$6,485.09**	**$7,353.54**	**$11,830.75**	**$16,209.88**	**$106,999.55**
GROSS PROFIT	**$8,890.23**	**$10,324.26**	**$11,057.72**	**$15,882.32**	**$11,543.89**	**$6,976.01**	**$7,170.62**	**$6,100.47**	**$7,227.38**	**$8,450.38**	**$13,045.60**	**$19,880.54**	**$126,549.42**
Expenses													
Advertising & marketing	567.23	691.19	1,500.00	570.77	1,879.66	229.21	240.00		498.07	288.76	590.11	267.87	$7,322.87
Listing fees				120.00	390.00	829.00	520.00	520.00	650.00	520.00	650.00		$4,199.00
Social media	31.97	238.03	288.48	301.52	35.00							124.00	$1,019.00
Total Advertising & marketing	**599.20**	**929.22**	**1,788.48**	**992.29**	**2,304.66**	**1,058.21**	**760.00**	**520.00**	**1,148.07**	**808.76**	**1,240.11**	**391.87**	**$12,540.87**
Business licenses						1,536.00	1,535.00						$3,071.00
Licenses & Permits							92.00		16,567.00		714.00	240.00	$17,613.00
Total Business licenses						**1,536.00**	**1,627.00**		**16,567.00**		**714.00**	**240.00**	**$20,684.00**
Commissions & fees								1,092.00			689.00		$1,781.00
Contract labor	-829.00												$ -829.00
General business expenses													$0.00
Bank fees & service charges	99.39	-40.14	104.14	61.93	25.00	25.00			40.00	38.38	25.00	94.00	$472.70
Continuing education						90.00							$90.00
Memberships & subscriptions	30.00	30.00	30.00	30.00	30.00	155.00	30.00	30.00	30.00	41.99	41.99	41.99	$520.97
Website Maintenance	48.00	129.95	64.00	64.00	64.00	544.00	64.00	67.83	76.00	76.00	76.00	105.95	$1,379.73
Total General business expenses	**177.39**	**119.81**	**198.14**	**155.93**	**119.00**	**814.00**	**94.00**	**97.83**	**146.00**	**156.37**	**142.99**	**241.94**	**$2,463.40**
Insurance													$0.00
Business insurance	322.72	322.72	322.72	322.72	322.56	61.26	61.26	909.52	278.31	278.31		849.26	$4,051.36
Total Insurance	**322.72**	**322.72**	**322.72**	**322.72**	**322.56**	**61.26**	**61.26**	**909.52**	**278.31**	**278.31**		**849.26**	**$4,051.36**

PS Bottle Shop, LLC

Profit and Loss

January - December 2022

	JAN 2022	FEB 2022	MAR 2022	APR 2022	MAY 2022	JUN 2022	JUL 2022	AUG 2022	SEP 2022	OCT 2022	NOV 2022	DEC 2022	TOTAL
Interest paid				36.59	38.27	36.69	78.33	142.78	141.26	116.96		44.34	$635.22
Credit card interest		37.41	42.19				109.27				154.11	106.01	$448.99
Total Interest paid		**37.41**	**42.19**	**36.59**	**38.27**	**36.69**	**187.60**	**142.78**	**141.26**	**116.96**	**154.11**	**150.35**	**$1,084.21**
Legal & Professional Fees									1,179.50				$1,179.50
Accounting fees	200.00	865.50	1,398.95	741.65	358.05		942.50			871.65	328.90	660.40	$6,367.60
Total Legal & Professional Fees	**200.00**	**865.50**	**1,398.95**	**741.65**	**358.05**		**942.50**			**2,051.15**	**328.90**	**660.40**	**$7,547.10**
Meals													$0.00
Meals-100%	23.68											150.00	$173.68
Meals-50%		57.24	4.59	19.66	53.64	55.45	14.51		15.07	31.64	15.83	102.28	$369.91
Total Meals	**23.68**	**57.24**	**4.59**	**19.66**	**53.64**	**55.45**	**14.51**		**15.07**	**31.64**	**15.83**	**252.28**	**$543.59**
Melio Credit card fee										1.50	24.42	9.00	$34.92
Melio Credit card fee (188)										1.50			$1.50
Office expenses													$0.00
Merchant account fees	556.30	579.75	624.47	703.79	585.14	367.77	401.89	422.20	392.89	477.99	714.01	1,040.46	$6,866.66
Office supplies		80.79			197.55		153.50	17.92	28.00	19.62	537.88	76.77	$1,112.03
Shipping & postage	8.68	1.50	87.76		32.59		24.22			16.10	4.71	63.74	$239.30
Small tools & equipment	120.00												$120.00
Software & apps	213.99	219.38	241.53	252.01	251.49	236.50	435.49	234.00	94.00	106.50	261.88	318.03	$2,864.80
Total Office expenses	**898.97**	**881.42**	**953.76**	**955.80**	**1,066.77**	**604.27**	**1,015.10**	**674.12**	**514.89**	**620.21**	**1,518.48**	**1,499.00**	**$11,202.79**
Payroll expenses													$0.00
Payroll taxes	418.53	412.39	388.76	446.72	139.02	123.66	130.07	169.00	174.63	149.97	148.36	148.00	$2,849.11
Salaries & wages	3,561.93	3,509.82	3,308.58	3,802.05	1,183.14	1,052.46	1,294.74	1,600.74	1,486.08	1,276.38	1,262.70	1,318.68	$24,657.30
Total Payroll expenses	**3,980.46**	**3,922.21**	**3,697.34**	**4,248.77**	**1,322.16**	**1,176.12**	**1,424.81**	**1,769.74**	**1,660.71**	**1,426.35**	**1,411.06**	**1,466.68**	**$27,506.41**
Rent													$0.00
Building & land rent	1,500.00	1,500.00	1,500.00	1,500.00	1,500.00	1,500.00	1,500.00	1,500.00	1,500.00	1,500.00	3,500.00	3,500.00	$22,000.00
Equipment rental	302.52	236.44	286.00	286.00	286.00	286.00				473.08	473.08		$2,629.12
Storage	373.00	373.00	373.00	373.00	373.00	373.00	373.00	373.00	409.00	409.00	409.00	409.00	$4,620.00
Total Rent	**2,175.52**	**2,109.44**	**2,159.00**	**2,159.00**	**2,159.00**	**2,159.00**	**1,873.00**	**1,873.00**	**1,909.00**	**1,909.00**	**4,382.08**	**4,382.08**	**$29,249.12**
Repairs & maintenance	28.15	76.46								131.00			$235.61
Supplies									9.13				$9.13
Supplies & materials	360.46	257.25	156.45	193.56	14.99	126.88	3,725.18	2,476.11	511.17	1,125.80	1,696.37	614.93	$11,259.15
Total Supplies	**360.46**	**257.25**	**156.45**	**193.56**	**14.99**	**126.88**	**3,725.18**	**2,485.24**	**511.17**	**1,125.80**	**1,696.37**	**614.93**	**$11,268.28**
Travel			2.75										$2.75
Airfare											637.81		$637.81
Hotels									319.20				$319.20
Total Travel			**2.75**						**319.20**		**637.81**		**$959.76**
Unapplied Cash Bill Payment Expense		565.10	-565.10			206.40				-206.40			$0.00
Total Expenses	**$7,937.55**	**$10,143.78**	**$10,159.27**	**$9,825.97**	**$9,295.10**	**$7,925.28**	**$10,097.96**	**$9,883.43**	**$22,685.08**	**$8,658.55**	**$11,628.35**	**$12,084.60**	**$130,324.92**
NET OPERATING INCOME	$952.68	$180.48	$898.45	$6,056.35	$2,248.79	$ -949.27	$ -2,927.34	$ -3,782.96	$ -15,457.70	$ -208.17	$1,417.25	$7,795.94	$ -3,775.50
Other Income													
Interest earned									1.64				$1.64
Total Other Income	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$1.64**	**$0.00**	**$0.00**	**$0.00**	**$1.64**

PS Bottle Shop, LLC

Profit and Loss

January - December 2022

	JAN 2022	FEB 2022	MAR 2022	APR 2022	MAY 2022	JUN 2022	JUL 2022	AUG 2022	SEP 2022	OCT 2022	NOV 2022	DEC 2022	TOTAL
Other Expenses													
Square Loan Interest					2,754.00								$2,754.00
Suspense												-33,981.97	$ -33,981.97
Vehicle expenses													$0.00
Vehicle gas & fuel	67.65		77.97								108.56		$254.18
Total Vehicle expenses	**67.65**		**77.97**								**108.56**		**$254.18**
Total Other Expenses	**$67.65**	**$0.00**	**$77.97**	**$0.00**	**$2,754.00**	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$108.56**	**$ -33,981.97**	**$ -30,973.79**
NET OTHER INCOME	**$ -67.65**	**$0.00**	**$ -77.97**	**$0.00**	**$ -2,754.00**	**$0.00**	**$0.00**	**$0.00**	**$1.64**	**$0.00**	**$ -108.56**	**$33,981.97**	**$30,975.43**
NET INCOME	**$885.03**	**$180.48**	**$820.48**	**$6,056.35**	**$ -505.21**	**$ -949.27**	**$ -2,927.34**	**$ -3,782.96**	**$ -15,456.06**	**$ -208.17**	**$1,308.69**	**$41,777.91**	**$27,199.93**

PS Bottle Shop, LLC

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Cash in Drawer	781.44
Checking (0921)	38,581.26
Credit in Transit (CIT)	2,977.97
Total Bank Accounts	**$42,340.67**
Other Current Assets	
Inventory Asset	41,577.05
Total Other Current Assets	**$41,577.05**
Total Current Assets	**$83,917.72**
Fixed Assets	
Furniture & fixtures	1,145.01
Total Fixed Assets	**$1,145.01**
TOTAL ASSETS	**$85,062.73**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	0.00
Total Accounts Payable	**$0.00**
Credit Cards	
Amex CC Parent	112.93
Chris White 32006	-2,820.49
David L Marks	4,524.67
Gillian Fitzgerald 31016	764.80
Total Amex CC Parent	**2,581.91**
Barclay CC	0.00
First Bank Credit Card	
First Bank - Chris 7854	4,111.46
First Bank - David 5746	2,345.90
Total First Bank Credit Card	**6,457.36**
Total Credit Cards	**$9,039.27**
Other Current Liabilities	
Courier Tips	61.80
Gift Card Liabilities	372.39
Sales tax to pay	4,901.49
Square Capital	4,463.71
Total Other Current Liabilities	**$9,799.39**

PS Bottle Shop, LLC

Balance Sheet

As of December 31, 2022

	TOTAL
Total Current Liabilities	**$18,838.66**
Long-Term Liabilities	
Long-term loans from partners	0.00
Total Long-Term Liabilities	**$0.00**
Total Liabilities	**$18,838.66**
Equity	
Owner Equity - Chris	6,873.00
Owner Equity - David	8,845.00
Owner Equity - Gillian	20,937.85
Owner Equity - Sierra	2,368.29
Retained Earnings	0.00
Net Income	27,199.93
Total Equity	**$66,224.07**
TOTAL LIABILITIES AND EQUITY	**$85,062.73**

PS Bottle Shop, LLC
Statement of Cash Flows
January - December 2022

		Total
OPERATING ACTIVITIES		
Net Income		-7,966.85
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Inventory Asset		-19,045.00
Loans to partners (deleted)		-2,000.00
Accumulated depreciation		1,145.00
Accounts Payable (A/P)		1,394.03
Amex CC Parent		112.93
Amex CC Parent:Chris White 32006		-2,820.49
Amex CC Parent:David L Marks		4,524.67
Amex CC Parent:Gillian Fitzgerald 31016		764.80
First Bank Credit Card:First Bank - Chris 7854		382.59
First Bank Credit Card:First Bank - David 5746		-235.54
Courier Tips		61.80
Gift Card Liabilities		372.39
Sales tax to pay		3,111.69
Short-term loans from partners		0.00
Short-term loans from partners:Chris Loan		16,000.00
Short-term loans from partners:Gillian Loans		-85.00
Square Capital		4,463.71
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**$**	**8,147.58**
Net cash provided by operating activities	**$**	**180.73**
INVESTING ACTIVITIES		
Furniture & fixtures		-1,145.01
Net cash provided by investing activities	**-$**	**1,145.01**
FINANCING ACTIVITIES		
Investments - Beth		15,000.00
Investments - Erick		20,000.00
Partner Equity:Owner Equity - Chris		-4,656.00
Partner Equity:Owner Equity - David		-4,655.00
Partner Equity:Owner Equity - Gillian		-3,581.00
Partner Equity:Owner Equity - Sierra		-1,431.71
Retained Earnings		14,323.71
Net cash provided by financing activities	**$**	**35,000.00**
Net cash increase for period	**$**	**34,035.72**
Cash at beginning of period		8,304.95
Cash at end of period	**$**	**42,340.67**